United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

SL INVESTMENT CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

1825590

(Issuer’s CIK Number)

(CUSIP Number)

Jeffrey S. Levin

MS Capital Partners Adviser Inc.

1585 Broadway

New York, NY 10036

1 (888) 454-3965

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A
1	NAME OF REPORTING PERSON

North Haven Private Income Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,092,331.406
	9	SOLE DISPOSITIVE POWER
N/A
	10	SHARED DISPOSITIVE POWER
6,092,331.406

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	☐
6,092,331.406
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

Item 1.     Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.001, of SL Investment Corp. (the “Company”).  The address of the principal executive office of the Company is 1585 Broadway, New York, New York 10036.

Item 2.     Identity and Background.

This Schedule 13D is filed by North Haven Private Income Fund LLC, a Delaware limited liability company (the “Reporting Entity”). The Reporting Entity is a non-diversified, externally managed specialty finance company focused on lending to middle-market companies. Its principal executive office is located at 1585 Broadway, New York, NY 10036.

The name, business address, citizenship and present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the Reporting Entity’s directors and executive officers is set forth on Schedule I (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), and are incorporated in this Schedule 13D by reference. Each of the Scheduled Persons expressly disclaims beneficial ownership of the shares of SLIC Common Stock (as defined below) held by the Reporting Entity.

During the last five years, neither the Reporting Entity, nor, to the best of the Reporting Entity’s knowledge, any of the Scheduled Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

The acquisition of common stock of the Company reported in this Schedule 13D were acquired pursuant to the Securities Purchase Agreement, as described in Item 4 below and incorporated in this Schedule 13D by reference.

Item 4.     Purpose of Transaction.

Securities Purchase Agreement

In connection with the execution of the Merger Agreement (as defined below), the Reporting Entity purchased certain shares of the Company pursuant to a securities purchase agreement (the “Securities Purchase Agreement”) entered into as of May 24, 2024 between the Reporting Entity and a stockholder of the Company, pursuant to which the Reporting Entity, subject to the terms and conditions set forth therein, acquired all right, title and interest in and to such stockholders’ 6,092,331.406 shares (such shares, the “Purchased Shares”) of common stock, $0.001 par value per share, of the Company (“SLIC Common Stock”) that are the subject of this Schedule 13D for cash consideration per Purchased Share equal to the SLIC Per Share NAV (as defined below), to be determined in accordance with the Merger Agreement, plus any distributions payable in respect of the Purchased Shares for the period between signing and closing of the Securities Purchase Agreement.

Merger Agreement

On May 28, 2024, the Reporting Entity entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Company, Cobalt Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Reporting Entity (“Merger Sub”), and MS Capital Partners Adviser Inc., a Delaware corporation and investment adviser to each of the Reporting Entity and the Company. The Merger Agreement provides that, subject to the conditions set forth in the Merger Agreement, at the effective time of the First Merger, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and as a wholly-owned subsidiary of the Reporting Entity (the “First Merger”) and, immediately thereafter, the Company will merge with and into the Reporting Entity, with the Reporting Entity continuing as the surviving company (together with the First Merger, the “Mergers”).

The Merger Agreement further provides that, at the effective time of the First Merger, each share of SLIC Common Stock issued and outstanding immediately prior to the effective time, except for shares, if any, owned by the Company, the Reporting Entity or any of their respective consolidated subsidiaries and shares, if any, held by any person who is entitled to demand (and properly demands) appraisal of such shares, will be converted into the right to receive, in cash, the quotient of (i) the closing SLIC net asset value divided by (ii) the number of shares SLIC Common Stock issued and outstanding immediately prior to the effective time of the First Merger (inclusive of shares of the Company already held by the Reporting Entity) (the “SLIC Per Share NAV”).

The representations and warranties and covenants set forth in the Merger Agreement have been made only for purposes of such agreement and were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including qualification by confidential disclosures made for purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

Fund of Funds Investment Agreement

In connection with the acquisition of the Purchased Shares, the Reporting Entity entered into a Fund of Funds Investment Agreement, dated as of May 24, 2024 (the “Fund of Funds Agreement”), pursuant which, among other things, the Reporting Entity agreed to “mirror vote” the Purchased Shares in the same proportion for and against any applicable shareholder proposals as all other holders of the Company’s shares.

The foregoing descriptions of the Merger Agreement, the Securities Purchase Agreement, and the Fund of Funds Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, the Securities Purchase Agreement and the Fund of Funds Agreement, copies of which are attached as Exhibits 1, 2 and 3 to this Schedule 13D, respectively, and incorporated into this Item 4 by reference.

Except as set forth in this Schedule 13D (including in any information incorporated by reference) and in connection with the transactions described above, the Reporting Entity does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Rule 13d-101.

Item 5.     Interest in Securities of the Issuer.

(a) – (b)

As of the date of this Schedule 13D, the Reporting Entity is the record holder and has shared voting and shared dispositive power with respect to 6,092,331.406 shares of SLIC Common Stock, representing approximately 22.3% of the issued and outstanding shares of SLIC Common Stock. As of the date of this Schedule 13D, none of the Scheduled Persons beneficially owned any shares of SLIC Common Stock.

(c) During the past 60 days none of the Reporting Persons or Scheduled Persons has effected any transactions in the SLIC Common Stock, except as reported in this Schedule 13D.

(d) None.

(e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D and Exhibit 3 of this Schedule 13D are hereby incorporated herein by reference.

Item 7.     Materials to be Filed as Exhibits.

Exhibit 1*	Agreement and Plan of Merger, by and among North Haven Private Income Fund LLC, SL Investment Corp., Cobalt Merger Sub Inc. and MS Capital Partners Adviser Inc., dated as of May 28, 2024 (incorporated by reference to Exhibit 2.1 to the Reporting Entity’s Current Report on Form 8-K filed with the SEC on May 28, 2024).
Exhibit 2**	Securities Purchase Agreement, by and among [***], North Haven Private Income Fund LLC and, solely for purposes of section 9 thereof, SL Investment Corp., dated as of May 24, 2024 (incorporated by reference to Exhibit 2.2 to the Reporting Entity’s Current Report on Form 8-K filed with the SEC on May 28, 2024).
Exhibit 3	Fund of Funds Investment Agreement, by and between North Haven Private Income Fund LLC and SL Investment Corp., dated as of May 24, 2024.

* Exhibits and schedules to this exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

**Portions of this exhibit, marked by brackets, have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K under the Securities Act of 1933, as amended, because they (i) are not material and (ii) are of the type that the Reporting Entity treats as private or confidential. The Reporting Entity undertakes to promptly provide an unredacted copy of this exhibit on a supplemental basis, if requested by the Securities and Exchange Commission or its staff.

SIGNATURES

The undersigned certifies, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct.  The undersigned agrees to the filing of this Statement on Schedule 13D.

NORTH HAVEN PRIVATE INCOME FUND LLC

Date: May 31, 2024	By:	/s/ Orit Mizrachi
	Name:	Orit Mizrachi
	Title:	Chief Operating Officer

Schedule I

Directors and Executive Officers of Reporting Entity

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of the Reporting Entity are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with the Reporting Entity and (ii) the business address of each director and executive officer listed below is 1585 Broadway, New York, New York 10036.

Name	Position with Reporting Person	Principal Occupation	Citizenship
David N. Miller	Chair of the Board of Directors	Head of Global Private Credit & Equity at Morgan Stanley.	United States of America
Jeffrey S. Levin	Chief Executive Officer, President and Director	Co-Head of Morgan Stanley’s North America Private Credit team.	United States of America
Joan Binstock	Director	Retired.	United States of America
Bruce Frank	Director	Retired.	United States of America
Adam Metz	Director	Retired.	United States of America
Kevin Shannon	Director	Retired.	United States of America
Orit Mizrachi	Chief Operating Officer	Managing Director of the Morgan Stanley Investment Management platform (“IM”).	United States of America
Michael Occi	Chief Administrative Officer	Managing Director of IM.	United States of America
David Pessah	Chief Financial Officer	Managing Director of Morgan Stanley IM.	United States of America
Gauranga Pal	Chief Compliance Officer	Executive Director of IM and Chief Compliance Officer of MS Capital Partners Adviser Inc.	United States of America